Vizsla Silver Corp.

US$200,000,000

EQUITY DISTRIBUTION AGREEMENT

April 28, 2025

Canaccord Genuity LLC
One Post Office Square, Suite 3000
Boston, Massachusetts 02109

Canaccord Genuity Corp.

40 Temperance Street, Suite 2100
Toronto, Ontario M5H 0B4

CIBC World Markets Corp.

120 South LaSalle Street, 7th Floor
Chicago, Illinois 60603

CIBC World Markets Inc.
400 Burrard Street, 12th Floor

Vancouver, British Columbia V6C 3A6

National Bank of Canada Financial Inc.
65 East 55th Street, 8th Floor
New York, New York 10022

National Bank Financial Inc.
475 Howe Street, Suite 3000

Vancouver, British Columbia V6C 2B3

BMO Capital Markets Corp.
151 West 42nd Street

New York, New York 10036

BMO Nesbitt Burns Inc.

595 Burrard Street, 23rd Floor
Vancouver, British Columbia V7X 1L7

Ladies and Gentlemen:

Vizsla Silver Corp., a corporation incorporated under the Business Corporations Act (British Columbia) (the "Company"), confirms its agreement (this "Agreement") with Canaccord Genuity LLC, Canaccord Genuity Corp., CIBC World Markets Corp., CIBC World Markets Inc., National Bank of Canada Financial Inc., National Bank Financial Inc., BMO Capital Markets Corp. and BMO Nesbitt Burns Inc. (together, the "Agents" and each, an "Agent") to issue and sell common shares of the Company (the "Common Shares") upon and subject to the terms and conditions contained herein.

1. Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through an Agent named in the applicable Placement Notice (as defined below), acting as sales agent (either such Agent, the "Designated Agent"), Common Shares having an aggregate offering price of up to US$200,000,000 (the "Shares"). Notwithstanding anything to the contrary contained herein, compliance with the limitations set forth in this Section 1 on the amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agents shall have no obligation in connection with such compliance. The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Designated Agent shall agree from time to time. The issuance and sale of the Shares through the Designated Agent will be effected pursuant to the Canadian Prospectus, the U.S. Prospectus and the Registration Statement (each as defined below) filed by the Company, as set forth below in Section 6. Except as may otherwise be set forth in a Placement Notice, Canaccord Genuity Corp. or Canaccord Genuity LLC, as applicable, shall be considered the executing broker in all respects related to a Placement (as defined below).

2. Placements.

(a) Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a "Placement"), it will notify the Designated Agent by email notice (or other method mutually agreed to in writing by the parties) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares ("Placement Shares") to be issued, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day and any minimum price below which sales may not be made (a "Placement Notice"), a form of which is attached hereto as Exhibit A, provided, however, that in no event shall the Company issue or sell through the Designated Agent such number of Placement Shares that exceeds (a) the dollar amount of Common Shares registered on the Registration Statement pursuant to which the offering is being made or (b) the amount authorized by the Company from time to time to be issued and sold under this Agreement. The Placement Notice shall originate from any of the individuals (each an "Authorized Representative") from the Company set forth on Schedule 1 (with a copy to each of the other individuals from the Company listed on such Schedule), and shall be addressed to each of the individuals from the Designated Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon delivery to the Designated Agent unless and until (i) the Designated Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) the Agreement has been terminated under the provisions of Section 14.

(b) Placement Fee. The amount of compensation to be paid by the Company to the Agents with respect to each Placement (in addition to any expense reimbursement pursuant to Section 8(i)(ii)) shall be up to 3.0% of gross proceeds from each Placement.

(c) No Obligation. It is expressly acknowledged and agreed that neither the Company nor the Designated Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Designated Agent, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice control.

3. Sale of Placement Shares by the Designated Agent. Subject to the terms and conditions of this Agreement, upon the Company's issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Designated Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. If more than one Designated Agent has been specified in a Placement Notice, or if Designated Agents in both the United States and Canada are specified in a Placement Notice, such Designated Agents shall use their best judgment to allocate the volume of sales of Placement Shares so as to maintain the stability of the market for the Common Shares on both the TSX (as defined below) and NYSE (as defined below). The Company acknowledges that the Designated Agent will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States state and federal securities laws, including, the United States Securities Act of 1933, as amended (the "Securities Act"), and the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all applicable Canadian Securities Laws (as defined below), and, the rules of the NYSE American LLC ("NYSE") and Toronto Stock Exchange ("TSX") and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The Designated Agent will provide written confirmation to the Company no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day, (ii) the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on NYSE, TSX and any other marketplace and pursuant to any other sales method used by the Designated Agent), (iii) the gross proceeds, (iv) the compensation payable by the Company to the Agents with respect to such sales, and (v) the Net Proceeds (as defined below) payable to the Company. Subject to the terms and conditions of the Placement Notice, the Designated Agent may sell Placement Shares by any method permitted by law that constitutes an "at-the-market distribution" under National Instrument 44-102 - Shelf Distributions ("NI 44-102") and an "at-the-market offering" under Rule 415 under the Securities Act, including, without limitation, sales made directly on NYSE and the TSX, on any other existing trading market for the Common Shares solely in the United States and Canada or to or through a market maker in the United States or Canada. In no event will the Agents sell Placement Shares in privately negotiated transactions. During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agents agree that in no event will they or any of their affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Common Shares if such activity would be prohibited under Regulation M under the Exchange Act or other anti-manipulation rules under the Securities Act or under NI 44-102. Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Designated Agent will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Designated Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Designated Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 3. For the purposes hereof, "Trading Day" means any day on which NYSE or the TSX is open for trading.

For the purposes of this Agreement, the "Applicable Time" means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement.

4. Suspension of Sales.

(a) The Company or the Designated Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by verifiable facsimile transmission) or by email notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Agents agree that no such notice shall be effective against the other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

(b) Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents (provided they have been given prior written notice of such by the Company, which notice the Agents agree to treat confidentially) agree that no sale of Placement Shares will take place. The Company and the Agents agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

5. Settlement.

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) Business Day (or such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a "Settlement Date"). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold ("Net Proceeds") will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the commission or other compensation for such sales payable by the Company to the Agents, as the case may be, pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agents hereunder pursuant to Section 8(i) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b) Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Designated Agent's account or its designee's account (provided that the Designated Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Canadian Depository for Securities, The Depository Trust Company through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the Designated Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 12 herein, with respect to (ii) above, the Company shall not be obligated to pay the Agents any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on NYSE or the TSX; (B) a material disruption in securities settlement or clearance services in the United States or Canada; (C) failure by a Designated Agent to comply with its obligations under the terms of this Agreement; or (D) if the Company and the Designated Agent agree pursuant to Section 4(b) that no sale of Placement Shares will take place.

6. Registration Statement and Prospectuses. The Company has prepared and filed with the securities regulatory authorities (the "Canadian Qualifying Authorities") in each of the provinces and territories of Canada (collectively, the "Canadian Qualifying Jurisdictions") a final short form base shelf prospectus dated April 25, 2025, in respect of certain securities of the Company, including Shares (collectively, the "Shelf Securities") in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions, including NI 44-101 (as defined below) and NI 44-102 (as defined below) (collectively, "Canadian Securities Laws"). The British Columbia Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a "Receipt") on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. The term "Canadian Base Prospectus" means the final short form base shelf prospectus dated April 25, 2025 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and NI 44-102 (NI 44-101 and NI 44-102 are collectively referred to herein as, the "Canadian Shelf Procedures").

As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Company with the Reviewing Authority in accordance with Canadian Securities Laws; and "Canadian Prospectus" means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Reviewing Authority in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the United States Securities and Exchange Commission (the "Commission"), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-286322) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has been declared effective by the Commission on April 25, 2025. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the "Registration Statement." The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the "U.S. Base Prospectus." "U.S. Prospectus Supplement" means the Canadian Prospectus

Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, "Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; "Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; "Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus; and "Issuer Free Writing Prospectus" means any "issuer free writing prospectus" as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g). Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Data Analysis and Retrieval + ("SEDAR+") and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System ("EDGAR").

The Agents shall offer the Placement Shares for sale to the public directly and through other investment dealers and brokers in the United States and Canada only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement. The Agents agree that they will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states of the United States in which the Shares are duly qualified under U.S. federal and applicable U.S. state securities laws and Canada under the applicable Canadian Securities Laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

Each of the Company and the Agents hereby agrees and acknowledges that all sales and solicitations of sales of Shares by the Agents as agents of the Company shall be made solely in the United States and Canada.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus or the Canadian Prospectus, as the case may be.

The U.S. Prospectus, together with any Issuer Free Writing Prospectus(es) issued at or prior to an Applicable Time, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares) shall be referred to herein as the "Disclosure Package."

7. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agents that:

(a) Good Standing of the Company. The Company (i) has been duly incorporated and is in good standing under the Business Corporations Act (British Columbia),

(ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, and (iii) has all requisite corporate power and capacity to issue and sell the Shares and to enter into and carry out its obligations under this Agreement.

(b) Subsidiaries.

(i) The Company does not have any subsidiaries other than Minera Canam, S.A. de C.V. ("Minera Canam"), Operaciones Canam Alpine, S.A. de C.V. ("Operaciones Canam"), and Goanna Resources, S.A.P.I. de C.M. (together with Minera Canam and Operaciones Canam, the "Mexican Subsidiaries"), and Canam Alpine Ventures Ltd., La Garra Resources

Corp., Sinaloa Minerals Exploration Corp., and Panuco Silver Resources Corp. (together with the Mexican Subsidiaries, the "Subsidiaries" and each a "Subsidiary"). The Company directly or indirectly holds all of the issued and outstanding shares of each of the Subsidiaries (other than one common share in each of the Mexican Subsidiaries), and all such shares are legally and beneficially owned by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of such outstanding shares of each of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, no person has any right, agreement or option for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of each of the Subsidiaries, or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the relevant corporate statute of their jurisdiction of incorporation and has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted; and

(ii) Operaciones Canam is not a material subsidiary of the Company as it does not hold any material assets or liabilities.

(c) Carrying on Business. The Company and each of the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all applicable federal, provincial, state, territorial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or assets or carries on business to enable its business to be carried on as now conducted and as proposed to be conducted and its properties and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non- compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations, requirements, licenses, registrations or qualifications.

(d) No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution, liquidation or winding-up of the Company or any of the Subsidiaries.

(e) Freedom to Compete. Neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which (i) expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or (ii) would have any change, effect, event or occurrence, that is, or would be reasonably expected to be, materially adverse with respect to: (x) the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), business, affairs, capital, ownership, control, management, operations, results of operations or prospects of the Company and its Subsidiaries (on a consolidated basis), (y) the transactions contemplated by this Agreement, and (z) the ability of the Company or the Agents to perform their respective obligations under this Agreement ("Material Adverse Effect").

(f) Share Capital of the Company. The Common Shares, and all other classes of shares authorized and/or issued by the Company, have the attributes and characteristics and conform in all material respects with the descriptions thereof contained in the Registration Statement, the Disclosure Package and the Prospectuses.

(g) Absence of Rights. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company. The Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights, participation rights or other contractual rights to purchase securities issued by the Company.

(h) Common Shares are Listed. The issued and outstanding Common Shares are listed and posted for trading on the TSX, NYSE and the Börse Frankfurt (Frankfurt Stock Exchange) and no order ceasing or suspending trading in the Common Shares or any other securities of the Company or prohibiting the sale or issuance of the Shares has been issued and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(i) Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE and the Company is in material compliance with the rules and policies of the TSX and the NYSE. All necessary consents, approvals, authorizations have been obtained by the Company from the TSX and NYSE to ensure that, subject to fulfilling the standard listing conditions of both the TSX and NYSE, the Shares will be listed and posted for trading on both the TSX and NYSE upon their issuance.

(j) Reporting Issuer Status. The Company is a reporting issuer in each of the Canadian Qualifying Jurisdictions, is not in default in any material respect of any requirement under Canadian Securities Laws, U.S. federal or state securities laws (collectively, "Applicable Securities Laws") and is not on the list of defaulting issuers maintained by the securities commissions or similar securities regulatory authorities in the Canadian Qualifying Jurisdictions and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the securities commissions or similar securities regulatory authorities in the Canadian Qualifying Jurisdictions.

(k) Ineligible Issuer. At the time of filing the Registration Statement and any post- effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Shares and at the date hereof, the Company was not and is not an "ineligible issuer," as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(l) No Voting Control. The Company is not a party to, nor is the Company aware of, any shareholders' agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Company or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary. Other than the shareholder rights plan entered into between the Company and the Transfer Agent (as defined below) on September 8, 2023, the Company has not adopted a shareholders' rights plan or any similar plan or agreement.

(m) Transfer Agent. Computershare Investor Services Inc. (the "Transfer Agent") has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(n) Corporate Actions. All necessary corporate action has been taken by the Company so as to validly authorize the issuance of and issue the Shares as fully paid and non-assessable Common Shares in accordance with this Agreement.

(o) Valid and Binding Documents. Each of the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of the Company, and upon the execution and delivery of this Agreement it shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable.

(p) All Consents and Approvals. (i) All consents, approvals, permits, authorizations or filings as may be required under the Applicable Securities Laws necessary for: (x) the execution and delivery of this Agreement, (y) the issuance, sale and delivery of the Shares, and (y) the consummation of the transactions contemplated hereby, have been made or obtained, as applicable, other than certain filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws and (ii) no approval, authorization, consent or other order of, and no filing, registration or recording with, any (1) any multinational, federal, provincial, state, municipal, regional, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (2) any subdivision agent, commission, board, or authority or any of the foregoing, (3) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (4) any stock exchange or self-regulatory authority and, for greater certainty, including any securities regulators ("Governmental Entity") or lenders to the Company is required of the Company in connection with the execution and delivery of, or with the performance by the Company of its obligations under this Agreement, except those which have been obtained under Applicable Securities Laws and the rules and policies of the TSX and NYSE.

(q) Validly Issued Shares. The Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Shares will be validly issued as fully paid and non-assessable Common Shares.

(r) Stabilization. Neither the Company nor any of its Subsidiaries has taken, and the Company and its Subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of the Common Shares or any "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act) of the Company.

(s) Foreign Private Issuer. The Company is a "foreign private issuer" as defined in Rule 405 under the Securities Act.

(t) Emerging Growth Company. The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act.

(u) Investment Company. The Company is not, and as of any Settlement Date and, after giving effect to the offer and sale of the Shares and the application of the proceeds therefrom as described under "Use of Proceeds" in the Registration Statement, Disclosure Package and the Prospectuses, will not be, required to register as an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(v) Sarbanes-Oxley. The Company is, and has been since the time of the initial filing of the Registration Statement with the Commission, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof.

(w) Material Agreements and Debt Instruments. All of the (i) contracts, commitments, agreements (written or oral), instruments, leases or other documents, and any other option agreements or license agreements, to which the Company or a Subsidiary is a party or otherwise bound and which is material to the Company or any Subsidiary, and (ii) notes, loans, bonds, debentures, indentures, promissory notes or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liabilities, to which the Company or any of its Subsidiaries is a party or by which any of their property or assets are bound ("Debt Instruments," and each a "Debt Instrument"), agreements, contracts or commitments to create, assume or issue any Debt Instruments, and other outstanding loans to the Company or any Subsidiary from, or loans by the Company or any Subsidiary to or a guarantee by the Company or any Subsidiary of the obligations of, any other person (collectively, "Material Agreements," and each a "Material Agreement"). Material Agreements and Debt Instruments of the Company and each of the Subsidiaries have been disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and each of the Subsidiaries has performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Company and each of the Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Company or any of the Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument. The Company does not expect any Material Agreements to which the Company or any Subsidiary are a party or otherwise bound or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or such Subsidiary, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Material Agreement or Debt Instrument.

(x) Previous Corporate Transactions. Except as which may not reasonably be expected to have a Material Adverse Effect, all previous corporate transactions completed by the Company and any of the Subsidiaries, including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations and filings required in connection therewith were obtained or made, as applicable, and complied with. The Company's due diligence review at the time of such previous corporate transactions being completed, including financial, legal and title due diligence and background reviews, as may have been determined appropriate by management to the Company, did not result in the discovery of any fact or circumstance which may reasonably be expected to have a Material Adverse Effect.

(y) Absence of Breach or Default. The Company and each of the Subsidiaries is not in breach or default of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, the issue and sale of the Shares and the consummation of the transactions contemplated hereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both (i) any statute, rule or regulation applicable to the Company or any of the Subsidiaries, including the Applicable Securities Laws, (ii) the constating documents or resolutions of the directors (including of committees thereof) or shareholders of the Company and each of the Subsidiaries, (iii) any Debt Instrument or Material Agreement, or (iv) any judgment, decree or order binding the Company, any of the Subsidiaries or the properties or assets of the Company or any of the Subsidiaries.

(z) No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or a Subsidiary) currently outstanding, or to the knowledge of the Company, threatened or pending, against or affecting the Company or any of the Subsidiaries or any of their directors or officers at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and, to the knowledge of the Company, there is no basis therefor. There are no judgments, orders or awards against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries or their properties or assets are subject.

(aa) Financial Statements. The audited annual financial statements (including the auditor's report thereon and the notes thereto) and the unaudited interim financial statements included in the Registration Statement, the Disclosure Package and the Prospectuses (collectively, the "Company Financial Statements") (i) have been audited (in the case of the annual financial statements) or have been reviewed (in the case of the interim financial statements) by independent public accountants within the meaning of Applicable Securities Laws and the rules of the Chartered Professional Accountants of Canada, and there has been no change in accounting policies or practices of the Company since January 31, 2025; (ii) contain no misrepresentations, present fairly the financial position and condition of the Company (on a consolidated basis) as at the dates thereof and for the periods indicated and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company (on a consolidated basis) and the results of their operations and the changes in their financial position for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis); and (iii) have been prepared in accordance with International Financial Reporting Standards ("IFRS"), applied on a consistent basis throughout the periods involved.

(bb) No Material Changes. Since the Company's most recent financial year end, except as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses:

(i) there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or any Subsidiary, as applicable;

(ii) there has not been any material change in the capital stock or long-term debt of the Company or any Subsidiary, as applicable; and

(iii) the Company and each Subsidiary, as applicable, has carried on its business in the ordinary course.

(cc) No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or any Subsidiary.

(dd) Internal Accounting Controls. The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ee) Accounting Policies. There has been no material change in accounting policies or practices of the Company or the Subsidiaries since the Company's most recent financial year end other than as disclosed in the Company Financial Statements.

(ff) Purchases and Sales. Since the Company's most recent financial year end, other than as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, neither the Company nor any Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of:

(i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii) the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary; or

(iii) a proposed or planned disposition of any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding shares of any Subsidiary.

(gg) No Loans or Non-Arm's Length Transactions. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(hh) Dividends. There is not, in the constating documents or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or a Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or a Subsidiary, as applicable, or the payment of dividends by the Company or a Subsidiary to its respective shareholders.

(ii) Independent Auditors. MNP LLP are independent auditors with respect to the Company as required by the Applicable Securities Laws and there has not been any "reportable event" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")) with respect to MNP LLP or any former auditor of the Company.

(jj) Insurance. The assets of the Company and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(kk) Leased Premises. With respect to each of the premises which are material to the Company or any Subsidiary and which the Company or any Subsidiary occupies as a tenant, sub-tenant or occupant (the "Leased Premises"), the Company and/or each applicable Subsidiary occupies or will occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Subsidiary occupies or proposes to occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(ll) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and each Subsidiary have been paid. All tax returns, declarations, remittances and filings required to be filed by the Company or a Subsidiary have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes.

(mm) Compliance with Laws, Filings and Fees. The Company and each Subsidiary has complied with all relevant statutory and regulatory requirements required to be complied with in connection with the transactions contemplated by this Agreement. The Company and the Subsidiaries have complied and will comply with the requirements of all applicable corporate and Applicable Securities Laws, in all material respects, including in relation to the Company, the Applicable Securities Laws in relation to the issue and trading of its Common Shares. All filings and fees required to be made and paid by the Company and each Subsidiary pursuant to the Applicable Securities Laws and other applicable securities laws and general corporate laws have been made and paid. Neither the Company nor any Subsidiary is aware of any legislation or regulation, or proposed legislation or regulation published by a legislative or governmental body, which it anticipates will have a Material Adverse Effect.

(nn) Anti-Bribery. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, "foreign official" (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA")) or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA, the Corruption of Foreign Public Officials Act (Canada) or any other applicable anti- bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, foreign official or employee; and the Company and its Subsidiaries and, to the knowledge of the Company, its and their other affiliates have conducted their respective businesses, transactions, negotiations, discussions and dealings in compliance with applicable anti-bribery and anti-corruption statutes laws and regulations applicable in any jurisdiction in which they are located or conducting business and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

(oo) Anti-Money Laundering. The operations of the Company and its Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of (i) the Currency and Foreign Transactions Reporting Act of 1970, as amended, (ii) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), (iii) the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and (iv) the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority to which they are subject (collectively, the "Anti-Money Laundering Laws") and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(pp) Sanctions. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or its Subsidiaries is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the U.S. Department of Treasury's Office of Foreign Assets Control or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), Canadian government (including the Office of the Superintendent of Financial Institutions (Canada) pursuant to the Special Economic Measures Act (Canada)), the United Nations Security Council, the European Union, His Majesty's Treasury, or other relevant sanctions authority (collective, "Sanctions"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, or any joint venture partner or other person or entity, for the purpose of facilitating or financing the activities of or business with any person, or in any country or territory, that currently is the subject to any Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of Sanctions.

(qq) IT Systems and Data. (i) The Company or its Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems and Data") are adequate for, and operate and perform in all respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to have a Material Adverse Effect; (ii) the Company and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability, and there are no material incidents under internal review or investigations relating to the same; (iii) the Company and its Subsidiaries presently comply, and have complied at all times, with all applicable laws, statutes, and industry standards, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority (including, but not limited to, the European Union General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, and the Payment Card Industry Data Security Standard, where applicable), and internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; and (iv) the Company and its Subsidiaries have entered into data processing agreements compliant in all material respects with all applicable laws relating to the privacy and security of IT Systems and Data with each of its customers, and to the Company's knowledge there is no material non-compliance with the terms of such data processing agreements by such customers.

(rr) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or any Subsidiary (i) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) in the last 10 years have been subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(ss) Related Parties. None of the directors, officers, employees, consultants or advisors of the Company or any Subsidiary, any known principal shareholder, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any previous transaction or any proposed transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company. All previous material transactions of the Company were completed on an arm's length basis and on commercially reasonable terms.

(tt) Fees and Commissions. Other than the Agent pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, agency or other fiscal advisory or similar fee in connection with the distribution of Shares that constitutes an "at-the-market distribution" within the meaning of NI 44-102 ("ATM Distribution") or transactions contemplated herein.

(uu) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the ATM Distribution, including under the terms of any Debt Instrument, Material Agreement or other instrument or document (written or unwritten).

(vv) Minute Books and Records. The minute book materials and corporate records of the Company and the Subsidiaries which the Company has made available to the Agent and its counsel in connection with their due diligence investigation of the Company and the Subsidiaries for the period of examination thereof are all of the material minute book materials and all of the material corporate records of the Company and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(ww) Effective Registration Statement. The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by the Commission and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Shares or any other securities of the Company has been issued by any Canadian Qualifying Authorities and no proceedings for such purpose are pending before or, to the Company's knowledge, threatened by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with in all material respects.

(xx) Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(yy) Continuous Disclosure. The Company is in material compliance with its continuous disclosure obligations under the Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred an adverse material change and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, prospects, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Subsidiary which has not been publicly disclosed and the Company has not filed any confidential material change reports which remain confidential. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of the other provinces and territories of Canada.

(zz) Compliance with Securities Laws. (i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Prospectus Supplement complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Disclosure Package or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Prospectus comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Disclosure Package does not, and at the time of each sale of the Shares in connection with the offering, the Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date, the U.S. Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form F-X conforms in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

(aaa) Forward-Looking Information. With respect to forward-looking information contained in the Registration Statement, the Disclosure Package and the Prospectuses:

(i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information;

(iii) the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and

(iv) the Company has updated such forward-looking information as required by and in compliance with the Applicable Securities Laws.

(bbb) Full Disclosure. All information relating to the Company and the Subsidiaries and their businesses, properties and liabilities and provided to the Agent, including all financial, marketing, sales and operational information provided to the Agent, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. The Company has not withheld from the Agent any material facts relating to the Company, the Subsidiaries or the ATM Distribution.

(ccc) Properties and Assets. Minera Canam is the legal and beneficial owner of and holds title to all of the mineral concessions comprising the mineral property and concessions known as the "Panuco Project" located in the Panuco-Copala mining district in the municipality of Concordia in southern Sinaloa state in western Mexico, as described in the Technical Report (as defined below) and Prospectuses and the documents incorporated by reference therein (the "Panuco Property"), and all other properties or assets of the Company or the Subsidiaries as described in the Registration Statement, the Disclosure Package and the Prospectuses, and in all cases such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted; neither the Company nor any Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property rights thereof. The title opinions of ALN Abogados Consultores, Mexican counsel to the Company, in satisfaction of the applicable conditions of this Agreement will address all of the material concessions and claims in respect of the Panuco Property.

(ddd) Material Property and Mining Rights. The Company and the Subsidiaries hold freehold title, mineral or mining leases, concessions or claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Panuco Property, and the other properties of the Company or any Subsidiary are located in respect of the ore bodies and specified minerals located in the Panuco Property and the other properties of the Company or any Subsidiary under valid, subsisting and enforceable title documents sufficient to permit the Company and the Subsidiaries to access the Panuco Property, and the other properties of the Company or any Subsidiary and explore and exploit the minerals relating thereto, except where the failure to have such rights or interests would not have a Material Adverse Effect, and all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing.

(eee) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their material properties and assets are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Neither the properties or assets of the Company or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights of a third party.

(fff) Possession of Permits and Authorizations. The Company and the Subsidiaries have obtained all regulatory approvals, licenses, permits, approvals, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Entity under applicable laws, including Environmental Laws (as defined below) ("Permits") necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted. The Company and the Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. All of such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Company and the Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant or as to the adverse modification of any Permit that has been applied for or is in process of being granted and the Company and the Subsidiaries anticipate receiving any such Permit that has been applied for or is in the process of being granted in the ordinary course of business.

(ggg) No Expropriation. No part of the Panuco Property or any other properties, mining rights or Permits of the Company or any Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given or commenced, or to the knowledge of the Company, been threatened or is pending, nor does the Company or any Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(hhh) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Panuco Property or any other properties of the Company or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Panuco Property or any other properties of the Company or any Subsidiary, and no dispute in respect of the Panuco Property or any other properties of the Company or any Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(iii) Environmental Matters.

(i) The Company and each Subsidiary is in material compliance with any and all applicable federal, provincial, territorial, state, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, statutes, ordinances, bylaws and regulations or orders, relating to the protection of the environment, occupational and human health and safety or the treatment, use, processing, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances ("Environmental Laws") and all operations on the Panuco Property and the other properties of the Company and the Subsidiaries, carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good exploration, mining and engineering practices.

(ii) Neither the Company nor any of the Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

(iii) Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any predecessor companies thereof, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Subsidiaries have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Subsidiaries and the Company and the Subsidiaries have not received notice of any of the same.

(iv) There have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending. No conditions exist at, on or under the Panuco Property or any other properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a Material Adverse Effect.

(v) Except as ordinarily or customarily required by applicable Permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor any Subsidiary has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites.

(vi) There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any Subsidiary or the Panuco Property or any other properties or assets owned or leased by them, except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course of business.

(jjj) Scientific and Technical Information. The Company is in compliance with the provisions of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and has filed all technical reports in respect of its properties (and properties in respect of which it has a right to earn an interest) required thereby. The technical report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with an effective date of September 9, 2024 (the "Technical Report") remains current and complies in all material respects with the requirements of NI 43-101 and there is no new scientific or technical information concerning the Panuco Property since the date thereof that would require a new technical report in respect of the Panuco Property to be issued under NI 43-101. The Company and the Subsidiaries made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by the author and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Registration Statement, the Disclosure Package and the Prospectuses relating to scientific and technical information has been prepared in accordance with NI 43-101 and in compliance with the other Applicable Securities Laws.

(kkk) Employment Laws. The Company and each Subsidiary is in material compliance with all federal, national, regional, state, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages. The Company and the Subsidiaries are not subject to any claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(lll) Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects.

(mmm) Labor Matters. There is not currently any labor disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Subsidiaries and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or being negotiated by the Company or a Subsidiary. The Company has sufficient personnel with the requisite skills to effectively conduct its business as currently conducted and as proposed to be conducted.

8. Covenants of the Company. The Company covenants and agrees with the Agents that:

(a) Prospectus and Registration Statement Amendments. After the date of this Agreement and during the period in which a prospectus relating to the Placement Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an "Amendment Date") and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents' counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses provided that the Company will not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are filed and accessible on EDGAR or SEDAR+, as applicable; and the Company will cause (i) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 15, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses, a notice of objection of the Commission to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in any jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any Prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company's determination and at the Company's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses in respect of the Shares, a notice of objection of the Commission to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in any jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any Prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Company's determination and at the Company's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d) NYSE and TSX Filings. In connection with the offering and sale of the Placement Shares, the Company (i) will file with NYSE all documents and notices, and make all certifications, as may be required by NYSE and (ii) will file with the TSX all documents and notices, and make all certifications, as may be required by the TSX.

(e) Listing of Placement Shares. The Company will use commercially reasonable efforts to cause the Placement Shares to be listed on NYSE and the TSX and to qualify the Placement Shares for sale under the securities laws of such jurisdictions in the United States as the Agents designate and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(f) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agents that are filed or accessible on SEDAR+ or EDGAR, as applicable.

(g) Company Information. At the request of the Agents, the Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement and Applicable Securities Laws.

(h) Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company's current fiscal quarter, an earnings statement covering a 12- month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations. For the avoidance of doubt, the Company's compliance with the reporting requirements of the Exchange Act shall be deemed to satisfy the requirements of this Section 8(h).

(i) Expenses.

(i) The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 14, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company's counsel, accountants and other advisors, (iv) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 8(e) of this Agreement, including filing fees in connection therewith, (v) the printing and delivery to the Agents of copies of the U.S. Prospectus and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on NYSE, and (vii) filing fees and expenses related to the Commission and FINRA (including, subject to Section 8(i)(ii), fees and disbursements of counsel to the Agents incurred in connection therewith).

(ii) In addition to any fees that may be payable to the Agents hereunder and regardless of whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, the Company shall reimburse the Agents for (i) all of their reasonable and documented expenses, up to a maximum reimbursement of US$175,000 for counsel (exclusive of taxes and disbursements) to the Agents in connection with this Agreement and the transactions contemplated hereunder and (ii) all of their reasonable and documented expenses of counsel to the Agents in connection with each subsequent Representation Date (as defined below), arising out of this Agreement (including travel and related expenses, the costs of document preparation, production and distribution, third party research and database services and the reasonable and documented fees and disbursements of U.S. and Canadian counsel to the Agents) within ten (10) days of the presentation by the Agents to the Company of a statement therefor.

(j) Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses.

(k) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l) Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company's principal offices and (ii) during the Company's ordinary business hours.

(m) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any termination of a suspension of sales hereunder), and at each Applicable Time, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement.

(n) Required Filings Relating to Placement of Placement Shares. In each quarterly report, management's discussion and analysis, annual information form or annual financial statements / annual report on Form 40-F or 20-F filed by the Company in respect of any quarter in which sales of Placement Shares were made by the Agents under this Agreement, the Company shall set forth with regard to such quarter the number of Shares sold through the Agents under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Company will file with the TSX, such reports of daily sales of the Placement Shares as may be required from time to time by the TSX and the Agents will provide any information required by the Company in order to complete such reports.

(o) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Placement Shares or amends the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment, but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form 40-F or 20-F under the Exchange Act; (iii) files interim financial statements in a report on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a "Representation Date"), the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit B within five Trading Days of any such Representation Date. The requirement to provide a certificate under this Section 8(o) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending or effective, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 8(o), then on or before the Company delivers the Placement Notice or the Agents sell any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit B, dated the date of the Placement Notice.

(p) Legal Opinions. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, and (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company will furnish or cause to be furnished to the Agents (x) the written opinion and negative assurance letter of Goodwin Procter LLP, U.S. counsel for the Company (provided, however, that only a negative assurance letter of such counsel shall be required for each Representation Date that is neither the commencement of the offering of Placement Shares nor an annual reporting date referenced in Section 8(o)(ii)), and (y) the written opinion of Forooghian + Company Law Corporation, Canadian counsel for the Company (provided that such opinion letter shall only be required to be delivered on a Representation Date that is the commencement of the offering of Placement Shares, Amendment Date and an annual reporting date referenced in 8(o)(ii)), or other counsel reasonably satisfactory to the Agents, dated the date of this Agreement or the date of such commencement or the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agents and their counsel, or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agents shall furnish the Agents with a letter substantially to the effect that the Agents may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time. Such opinion and negative assurance letter, to the extent applicable, shall be rendered to the Agents at the request of the Company and shall state so therein. In addition, on such dates that the negative assurance letter of U.S. counsel for the Company is required by this Section 8(p) to be delivered, the Agents shall have also received the negative assurance letter of U.S. counsel to the Agents.

(q) Additional Legal Opinions. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, and (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company will furnish or cause to be furnished to the Agents (x) the written opinion of ALN Abogados Consultores, Mexican counsel to the Company, with respect to Minera Canam, in a form and substance reasonably satisfactory to the Agents and their counsel and (y) the written opinion of ALN Abogados Consultores, Mexican counsel to the Company, as to the title to the mineral concessions comprising the Panuco Property, in a form and substance reasonably satisfactory to the Agents and their counsel.

(r) Comfort Letters. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, (ii) each

Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable, and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company shall cause its independent accountants to furnish the Agents letters dated the date of this Agreement or the date of such commencement or the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be (the "Comfort Letters"), in form and substance satisfactory to the Agents, (i) confirming that they are registered independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 201 of Regulation S-X of the Commission, (ii) confirming that they are in good standing with the Canadian Public Accountability Board, (iii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters included in or incorporated by reference in the Registration Statement as ordinarily covered by accountants' "comfort letters" to underwriters in connection with registered public offerings (the first such letter, the "Initial Comfort Letter") and (iv) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(s) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(t) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that it will not be or become, at any time prior to the termination of this Agreement, required to register as an "investment company," as such term is defined in the Investment Company Act of 1940, as amended, assuming no change in the Commission's current interpretation as to entities that are not considered an investment company.

(u) Consent to the Agents Trading. The Company consents to the Agents trading in the Common Shares (to the extent permitted under Applicable Securities Laws, the rules of NYSE and the TSX, and under this Agreement): (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents' own accounts provided that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients from such trading activity.

(v) Actively Traded Security. The Company shall notify the Agents at any time the Common Shares become an "actively traded security" exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule. Furthermore, the Company shall notify the Agents immediately if the Common Shares, having once qualified for such exemption, cease to so qualify.

9. Reporting Relating to Placement of Placement Shares. The Agents will use commercially reasonable efforts to deliver to the Company, for each interim and annual period during which Placement Shares are sold through the Agents or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its interim and annual reporting requirements under Applicable Securities Laws or any applicable requirements of NYSE or the TSX, promptly upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its interim and annual reporting requirements under Applicable Securities Laws or any applicable requirements of NYSE or the TSX. Unless Applicable Securities Laws or any applicable requirements of NYSE or the TSX otherwise require, the Company and Agents agree that the Agents' report referred to in this Section 9 shall state the number and average price of Placement Shares issued on all Settlement Dates occurring during the interim or annual period, as applicable, and the aggregate gross and the aggregate Net Proceeds raised and the aggregate commission paid or payable, during the interim or annual period, as applicable.

10. Additional Representations and Covenants of the Company.

(a) Issuer Free Writing Prospectuses.

(i) The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(ii) The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, the Disclosure Package and the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii) The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Disclosure Package or the Prospectuses including any document incorporated by reference therein that has not been superseded or modified, or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(b) Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agents of a free writing prospectus that (a) is not an "Issuer Free Writing Prospectus" as defined in Rule 433, and (b) contains only information describing the terms of the Placement Shares or their offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents covenant with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agents.

(c) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Disclosure Package and the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above).

11. Conditions to the Agents' Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a) Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(b) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and, in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents' counsel.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which might reasonably require any amendments or supplements to the Registration Statement, the Disclosure Package or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv) the occurrence of any event that makes any statement made in the Registration Statement, the Disclosure Package or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Disclosure Package, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of the Disclosure Package and the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement, the Disclosure Package or Prospectuses would be appropriate.

(d) Material Changes. Except as contemplated and appropriately disclosed in the Disclosure Package and the Prospectuses, or disclosed in the Company's reports filed with the Commission and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital stock of the Company, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses.

(e) Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(p) on or before the date on which delivery of such certificate is required pursuant to Section 8(p).

(f) Legal Opinions. The Agents shall have received the opinions of counsel to the Company required to be delivered pursuant Section 8(p) and Section 8(r) on or before the date on which such delivery of such opinions are required pursuant to Section 8(p) and Section 8(r).

(g) Comfort Letters. The Agents shall have received the Comfort Letter required to be delivered pursuant Section 8(s) on or before the date on which such delivery of such letter is required pursuant to Section 8(s).

(h) Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 8(l).

(i) Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on NYSE and the TSX, or (ii) the Company shall have filed an application for listing of the Placement Shares on NYSE and the TSX at or prior to the issuance of the Placement Notice. Trading in the Common Shares shall not have been suspended on such market.

(j) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(p), the Company shall have furnished to the Agents such appropriate further information, certificates, and documents as the Agents may reasonably request. All such certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such certificates, letters and other documents as the Agents shall reasonably request.

(k) Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 and the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 and the Securities Act and applicable Canadian Securities Laws.

(l) No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 14(a).

12. Indemnification and Contribution.

(a) Company Indemnification. The Company will indemnify and hold harmless the Agents and each person, if any, who (i) controls the Agents or (ii) is controlled by or is under common control with the Agents against any losses, claims, damages or liabilities, joint or several (but in each case, excluding loss of profits and other consequential damages) (collectively, "Damages") to which the Agents or controlling person may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such Damages (or actions in respect thereof) arise out of or are based upon:

(i) any information or statement (except any information or statements that has been provided in writing to the Company by or on behalf of the Agents specifically for inclusion therein) in the Canadian Prospectus or any amendment thereto, the U.S. Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information them that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(ii) any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectus or any amendment thereto, U.S. Prospectus or any amendment thereto or any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information that has been provided in writing to the Company by or on behalf of the Agents specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon the circumstances described in (a) or (b) above which operates to prevent or restrict the trading in or the distribution of the Placement Shares or any of them in any jurisdiction;

(iv) the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. federal or state securities laws in connection with the transactions contemplated herein.

The above indemnification obligations will not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Damages were solely caused by the gross negligence, willful misconduct, bad faith or fraud of the indemnified party.

(b) The Agents Indemnification. Each of the Agents, severally and not jointly, will indemnify and hold harmless the Company against any Damages to which the Company may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such Damages (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein contained in the Disclosure Package and the Prospectuses (including any amendment or supplement if the Company shall have furnished any amendments or supplements thereto), or any Issuer Free Writing Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein. The Company acknowledges that the statements in the Canadian Prospectus Supplement and

U.S. Prospectus Supplement set forth in the eleventh, twelfth and thirteenth paragraphs under the heading "Plan of Distribution" constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus.

(c) Procedure. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, promptly notify such indemnifying party in writing of the institution of such proceeding and such indemnifying party shall assume the defense of such proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the failure to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise. The indemnified party or parties shall have the right to employ one set of its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such proceeding or the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable to the expenses of more than one separate counsel in any one proceeding or series of related proceedings in the same jurisdiction representing the indemnified parties who are parties to such proceeding). No indemnifying party shall, without the written consent of the indemnified party, such consent not to be unreasonably withheld, conditioned or delayed, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim). No indemnifying party shall be liable for any settlement of any action or claim affected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) Contribution. If the indemnification provided for in this Section 12 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any Damages (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other from the offering of the Placement Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Agents on the other in connection with the statements or omissions which resulted in such Damages (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company, bear to the total commissions and other fees received by the Agents. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agents on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agents agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the Damages (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Placement Shares distributed to the public by them were offered to the public exceeds the amount of any Damages which such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents' obligations in this Section 12(d) to contribute are several in proportion to their respective obligations and not joint.

(e) Obligations. The obligations of the Company under this Section 12 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Agents within the meaning of the Securities Act; and the obligations of the Agents under this Section 12 shall be in addition to any liability which the Agents may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

13. Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents and any controlling persons, and shall survive delivery and acceptance of the Placement Shares and payment therefor.

14. Termination.

(a) Each Agent may terminate this Agreement, solely with respect to its rights and obligations hereunder, at any time by giving notice as hereinafter specified if (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred or any other event has occurred which, in the sole judgment of the Agents, may materially impair the Agents' ability to proceed with the offering to sell the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of the Agents' obligations hereunder is not fulfilled, or (iv) any suspension or limitation of trading in the Common Shares on NYSE or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i) (Expenses), Section 12 (Indemnification), Section 13 (Survival of Representations), Section 14(f) (Termination), Section 19 (Applicable Law; Consent to Jurisdiction) and Section 20 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If either Agent elects to terminate this Agreement as provided in this Section 14(a), such Agent shall provide the required notice as specified in Section 15 (Notices). For the avoidance of doubt, the termination by one Agent of its rights and obligations under this Agreement pursuant to this Section 14(a) shall not affect the rights and obligations of the other Agent under this Agreement.

(b) The Company shall have the right to terminate this Agreement in its sole discretion at any time by giving ten (10) days' notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(c) In addition to, and without limiting the Agents’ rights under Section 14(a), either Agent shall have the right to terminate this Agreement in its sole discretion at any time after the date of this Agreement by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination. For the avoidance of doubt, the termination by one Agent of its rights and obligations under this Agreement pursuant to this Section 14(c) shall not affect the rights and obligations of the other Agent under this Agreement.

(d) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 14(a), 14(b) or 14(c) above or otherwise if:

(i) the entire amount of the Placement Shares have been sold;

(ii) the Receipt ceases to be effective in accordance with Canadian Securities Laws or the Registration Statement ceases to be effective under the applicable U.S. securities laws; or

(iii) by mutual agreement of the parties;

provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f) In the event that the Company terminates this Agreement, as permitted under Section 14(b), the Company shall be under no continuing obligation to utilize the services of the Agents in connection with any sale of securities of the Company or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

15. Notices. Subject to Section 2(a), all notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

Canaccord Genuity LLC

One Post Office Square, Suite 3000
Boston, Massachusetts 02109
Attention: [Redacted]

CIBC World Markets Corp.

120 South LaSalle Street, 7th Floor
Chicago, Illinois 60603

Attention: [Redacted]

National Bank of Canada Financial Inc.
65 East 55th Street, 8th Floor

New York, New York 10022
Attention: [Redacted]

BMO Nesbitt Burns Inc.

595 Burrard Street, 23rd Floor
Vancouver, British Columbia V7X 1L7

Attention: [Redacted]

With a copy to:

Cassels Brock & Blackwell LLP
Suite 3200, 40 Temperance Street
Toronto, Ontario M5H 0B4
Attention: Chad Accursi

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West,

New York, New York 10001
Attention: Ryan J. Dzierniejko

or if sent to the Company, shall be delivered to:

Vizsla Silver Corp.

Suite 1723, 595 Burrard Street
Vancouver, British Columbia V7X 1J1

Attention: Michael A. Konnert, President and Chief Executive Officer

With a copy to:

Forooghian + Company Law Corporation
353 Water Street, Suite 401

Vancouver, British Columbia V6B 1B8
Attention: Farzad Forooghian

Goodwin Procter LLP
620 Eighth Avenue

New York, New York 10018
Attention: Thomas Levato

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, "Business Day" shall mean any day on which NYSE and commercial banks in the city of New York are open for business.

16. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 12 hereof. References to any of either of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that the Agents may assign their rights and obligations hereunder to affiliates of the Agents without obtaining the Company's consent.

17. Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18. Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19. Applicable Law; Consent to Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding (each, a "Related Proceeding"), any claim that it is not personally subject to the jurisdiction of any such court, that such Related Proceeding is brought in an inconvenient forum or that the venue of such Related Proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Related Proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding in respect of its obligations under this Agreement.

(b) The Company has irrevocably appointed Cogency Global Inc. with offices at 122 East 42nd Street, 18th Floor, New York, NY 10168, as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

20. Waiver of Jury Trial. The Company and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21. Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such offering and sale. The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectus (and any amendments and supplements thereto). The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of Company.

22. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agents could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Agent or any person controlling any Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Agent or controlling person of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Agent or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Company, as applicable, an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.

23. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile or email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

VIZSLA SILVER CORP.

By:	/s/ Michael Konnert
Name: Michael Konnert
Title: Chief Executive Officer and Director

ACCEPTED as of the date first-above written:

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

CANACCORD GENUITY CORP.

By:	/s/ David Sadowski
Name: David Sadowski
Title: Managing Director, Head of Canadian Metals and
Mining Investment Banking

CIBC WORLD MARKETS CORP.

By:	/s/ Eric Reuther
Name: Eric Reuther
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Matt Dugaro
Name: Matt Dugaro
Title: Managing Director

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Etienne Dubuc
Name: Etienne Dubuc
Title: Executive Vice-President and Head, Financial Markets

NATIONAL BANK FINANCIAL INC.

By:	/s/ Christopher Buss
Name: Christopher Buss
Title: Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Brad Pavelka
Name: Brad Pavelka
Title: Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Haroon Chaudhry
Name: Haroon Chaudhry
Title: Director

SCHEDULE 1

The Authorized Representatives of the Company as follows:

Name and Office / Title	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

The Authorized Representative of Canaccord Genuity LLC and Canaccord Genuity Corp. is as follows:

Name	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

The Authorized Representatives of CIBC World Markets Corp. is as follows:

Name	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

The Authorized Representative of CIBC World Markets Inc. is as follows:

Name	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

The Authorized Representatives of National Bank of Canada Financial Inc. and National Bank Financial Inc. are as follows:

Name	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

The Authorized Representatives of BMO Capital Markets Corp. are as follows:

Name	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

With a copy to:

Name	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

The Authorized Representative of BMO Nesbitt Burns Inc. is as follows:

Name	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

With a copy to:

Name	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

EXHIBIT A

FORM OF PLACEMENT NOTICE

From: Vizsla Silver Corp.

To: [Name of Agent]

Attention: [______]

Date: ,

Subject: Equity Distribution Agreement - Placement Notice Ladies / Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement dated April [●], 2025 among Vizsla Silver Corp., a corporation incorporated under the Business Corporations Act (British Columbia) (the "Company"), and Canaccord Genuity LLC, Canaccord Genuity Corp., CIBC World Markets Corp., CIBC World Markets Inc., National Bank of Canada Financial Inc., National Bank Financial Inc. (together, the "Agents"), the Company hereby requests that the Agents sell up to [  ] common shares of the Company, at a minimum market price of US$[  ] per share for sales on the NYSE and a minimum market price of C$[  ] per share for sales on the TSX. No more than an aggregate of [  ] common shares of the Company may be sold on any trading day. Sales should begin on the date of this Placement Notice and shall continue until [Date] / [all shares are sold].

EXHIBIT B

VIZSLA SILVER CORP.

(the "Company")

OFFICER'S CERTIFICATE

TO: Canaccord Genuity LLC, Canaccord Genuity Corp., CIBC World Markets Corp., CIBC World Markets Inc., National Bank of Canada Financial Inc., National Bank Financial Inc., BMO Capital Markets Corp. and BMO

Nesbitt Burns Inc. (the "Agents")

RE: At-the-market offering of common shares of the Company pursuant to an equity distribution agreement dated April [●], 2025 (the "Distribution Agreement") between the Company and the Agents

This certificate is made pursuant to subsection 8(o) of the Equity Distribution Agreement. The undersigned, [name of executive officer], [title of executive officer] of the Company, signing in his capacity as an officer of the Company and not in any personal capacity, hereby certifies for and on behalf of the Company, after having made due inquiry, that:

1. The representations and warranties of the Company in Section 7 of the Distribution Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

2. The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Capitalized terms not defined in this certificate have the meanings ascribed to them in the Equity Distribution Agreement.

DATED ____________________________________

[Name]
[Title]